Art 3/20/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019996

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 1 1 2002 WASH, D.C. 354 SECTION

SEC FILE NUMBER
35826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Investment Center, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1011 Route 22
(No. and Street)

Bridgewater	New Jersey	08807
(City)	(State)	(Zip Code)

MICHAEL A. BRUNO NOTARY PUBLIC OF NEW JERSEY MY COMMISSION EXPIRES JAN. 21, 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph J. DeVito 908-707-4422
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, John P.
(Name — *if individual, state last, first, middle name*)

528 N. New Street	Bethlehem	Pennsylvania	18018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/26

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Ralph J. DeVito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Investment Center, Inc., as of December 31, 19XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

MICHAEL A. BRUNO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JAN. 21, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE INVESTMENT CENTER, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS

John P. Morey

Certified Public Accountant

To the Stockholders and the Board of Directors
The Investment Center, Inc.:

I have audited the accompanying statement of financial condition of The Investment Center, Inc. (the Company) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Investment Center, Inc., as of December 31, 2001 in conformity with generally accepted accounting principles.

John P. Morey, CPA

February 15, 2002

528 N. New Street
Bethlehem, PA 18018

Tel: (610) 882-1000
Fax: (610) 882-2418

THE INVESTMENT CENTER, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash	$ 1,269,700	
Receivable from brokers and dealers	566,502	
Securities owned:		
Marketable, at market value	7	
Not readily marketable, at estimated fair value	3,300	
Prepaid expenses	78,160	
Office equipment, at cost, less accumulated depreciation	246,888	
Clearing deposit	105,702	
Security deposit	14,590	
Other receivables	44,786	
TOTAL ASSETS		$ 2,329,635
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Capitalized leases	$ 167,095	
Payable to registered representatives	764,080	
Accounts payable	152,533	
Accrued expenses	124,192	
Securities sold - not yet purchased, at market value	2,037	
Deferred taxes	1,670	
TOTAL LIABILITIES		1,211,607
Commitments and Contingent Liabilities		
STOCKHOLDERS' EQUITY		
Common stock - no par value, 1,000 shares authorized, 962.5 shares issued and outstanding	287,369	
Treasury stock, 37.5 shares	(154,500)	
Additional paid in capital	500,100	
Retained earnings	485,059	
		1,118,028
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,329,635

The accompanying notes are an integral part of this statement.

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Investment Center, Inc. is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the National Association of Securities Dealers. It operates nationwide.

REVENUE RECOGNITION

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

INCOME TAXES

The stockholders of the Company have elected "S" Corporation status under applicable provisions of the Internal Revenue Code. Therefore, no provision for Federal income tax has been provided. Instead, the stockholders have consented to include their pro rata share of the income or loss on their individual tax returns. Taxes on income includes various states in which the Company operates. Deferred income taxes are provided for the timing differences between financial statement and income tax reporting. The principal sources of timing differences are different depreciation methods used for financial accounting and tax purposes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: EQUIPMENT

Depreciation of office equipment is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Office equipment	5-7

The modified cost recovery system is used for federal income tax purposes.

Office equipment at December 31, 2001

Cost	$ 681,826
Accumulated depreciation	(434,938)
	$ 246,888

THE INVESTMENT CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 3: INCOME TAXES

Deferred taxes result from differences in the recognition of expenses for income tax and financial statement purposes. The source of these differences and the tax effect of each are as follows:

Excess of tax over book depreciation	$ 1,670

NOTE 4: LEASING ARRANGEMENTS

The Company leases office equipment under certain capital leases. The assets and liabilities under capital leases are recorded at the lower of present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

Capital lease payable in monthly installments of $ 1,224 including interest through July 2005 secured by office equipment with a cost of $ 50,142 and accumulated amortization of $ 25,071.

Capital lease payable in monthly installments of $ 1,169 including interest through January 2005 secured by office equipment with a cost of $ 48,770 and accumulated amortization of $ 30,237.

Capital lease payable in monthly installments of $ 1,843 including interest through December 2004 secured by office equipment with a cost of $ 76,862 and accumulated amortization of $ 38,131.

Capital lease payable in monthly installments of $ 307 including interest through September 2002 secured by office equipment with a cost of $ 8,646 and accumulated amortization of $ 4,604.

Capital lease payable in monthly installments of $ 2,382 including interest through September 2002 secured by office equipment with a cost of $ 67,162 and accumulated amortization of $ 35,766.

Capital lease payable in monthly installments of $ 301 including interest through June 2002 secured by office equipment with a cost of $ 8,475 and accumulated amortization of $ 6,046.

Capital lease payable in monthly installments of $ 548 including interest through January 2006 secured by office equipment with a cost of $ 22,053 and accumulated amortization of $ 8,552.

The Company leases office space under a long-term lease.

Future obligations over the primary terms of the Company's long-term building lease as of December 31, 2001, are:

Year Ending December 31	Amount
2002	181,541
2003	182,343
2004	182,343
2005	182,343
2006	60,781

The aforementioned lease will end on April 30, 2006.

NOTE 5: CASH FLOW INFORMATION

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes for the year ended December 31, 2001 was as follows:

Interest (net of capitalized)	$ 32,807
Income taxes	$ 10,731

Non-Cash Transactions – The Company incurred capital leases for office equipment of $ 22,053 during the year ended December 31, 2001.

NOTE 6: PENSIONS

The Company sponsors a 401k profit sharing plan that covers all employees age 21 and over with one year of service. The plan calls for a 50% matching contribution of up to 3% of an eligible participant's compensation. In addition, at it's sole discretion, the Company may make a contribution of up to 15% of an eligible participant's compensation.

NOTE 7: OFF-BALANCE SHEET CREDIT RISK

A clearing broker-dealer carries all of the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company is a defendant in three legal proceedings. The Company denies any liability and is vigorously contesting these matters.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2001 the Company had net capital of $ 760,855 which was $ 510,855 in excess of its required net capital of $ 250,000. The Company's ratio of aggregate indebtedness to net capital was 1.54 to 1.

NOTE 10: CONCENTRATIONS OF CREDIT RISK

At December 31, 2001, the Company had $ 437,252 cash in one bank in excess of the federally insured amount.